UNITED STATES
			              SECURITIES AND EXCHANGE COMMISSION
				                    Washington , D.C. 20549

THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON OCTOBER 9, 1997 PURSUANT TO RULE 201 TEMPORARY HARDSHIP EXEMPTION

				                        	SCHEDULE 13D

         			   Under the Securities Exchange Act of 1934


               			Objective Systems Integrators, Inc.
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                      				(name of Issuer)

                        					  COMMON
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				                (Title of Class of Securities)

                    				     674424-10-6
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					                       (CUSIP Number)

             Aaron Azari, Colorado State Bank and Trust
                 1600 Broadway, Denver, CO 80202;
                            303 864 7220
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(Name, address and Telephone Number of Persons Authorized to Receive Notices
and Communications)

                     					September 30, 1997
       ----------------------------------------------------------
			      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ].

Check the following box if a fee is being paid with the statement [  ] .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class). (See Rule 13-d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       					SCHEDULE 13D	                  	Page 2 of  4
CUSIP No. 674424-10-6

1	Name of Reporting Person
	S.S. or I.R.S. Identification No of Above Person

	Colorado State Bank and Trust, Trustee
	Donna R. Johnson GRAT 1997-1
	1600 Broadway, Suite 300
	Denver, CO 80202
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2	Check the Appropriate Box if a member of a Group*		a[  ]
                                            									b[  ]
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3	SEC use only

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4	Source of Funds
		00
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5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e)	[  ]

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6	Citizenship or Place of Organization

	Colorado, USA
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		           7	Sole Voting Power
Number of
shares			       2,000,000
Beneficially	-----------------------------------------------------------------
owned by	    8	Shared Voting Power
each
Reporting 		    0
Person		     -----------------------------------------------------------------
With		       9	Sole Dispositive Power

             			2,000,000
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             10 	Shared Dispositive Power

              		0
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11	Aggregate Amount Beneficially Owned by each Reporting Person

  	2,000,000
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12	Check Box if Aggregate Amount in Row (11) excludes Certain Shares*		[  ]

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13	Percent of Class Represented by Amount in Row (11)			6.14%
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14	Type of Reporting Person*			                      			BK
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                      					SCHEDULE 13D		                 Page 3 of 4

Item 1. Security and Issuer:
----------------------------
 	Common Shares

 	Objective Systems Integrators, Inc.
	 100 Blue Ravine Rd.
	 Suite 210
	 Folsom, CA  95630

Item 2. Identity and Background
-------------------------------
  The person filing this statement is an irrevocable trust and as such, items a-f do not apply.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------
  Securities were contributed and assigned to the trust pursuant to a grantor retained annuity trust agreement dated September 30th, 1997.

Item 4. Purpose of Transaction
------------------------------
  The securities reported herein were assigned to the trust to facilitate the terms of the trust agreement. The trust agreement grants to Colorado
  State Bank and Trust all investment and voting power over the securities.

  The trustee has no current intention to acquire or dispose of additional securities of the issuer. The trustee may dispose of securities pursuant to the dispositive terms of the trust. The trustee has no plans or proposals to enter into extraordinary corporate transactions, sales of assets of the issuer, changes in the present board of directors or management of the issuer, present capitalization or dividend policy, material changes in the issuers business or corporate structure, changes in the charter or bylaws of the issuer, listing or delisting of securities of the issuer, termination of registration pursuant to Section 12(g)(4) of the Act, or any other similar actions

Item 5. Interest in Securities of the Issuer
--------------------------------------------
  (a). Securities beneficially owned:				2,000,000

  (b). Number of shares as to which each person has:

   	(i)	        Sole power to vote or direct the vote:	       		2,000,000

   	(ii)        Shared power to vote or direct the vote:	      	None

   	(iii)	      Sole power to dispose or direct disposition:  		2,000,000

   	(iv)        Shared power to dispose or direct disposition:  None

  (c).	In the past sixty days, Colorado State Bank and Trust has been appointed trustee of several trusts which have been assigned shares in Objective Systems Integrators, Inc. The trusts were established on September
       17th, 1997 and on September 30th, 1997. Total aggregate amount of securities involved, exclusive of this filing, is 6,000,000 common shares.

  (d).	Not Applicable.

  (e).	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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  Colorado State Bank as Trustee has sole voting and dispositive power under the trust agreement.

Item 7. Material to be filed as Exhibits
----------------------------------------
  Disclaimer

Signature
-----------
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated		October 9, 1997

Signature	By:	/s/ Aaron K. Azari
-------------------------------------------------------
Aaron K. Azari -Senior Vice President
Colorado State Bank and Trust


                           					SCHEDULE 13D			             Page 4 of 4

EXHIBIT A -DISCLAIMER
---------------------
Information on the attached Schedule 13D is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that Colorado State Bank and Trust or its nominees, is a beneficial owner of the securities described herein for any other purpose.


Date		October 9, 1997

Signature	By:	/s/ Aaron K. Azari
-------------------------------------------------------
Aaron K. Azari -Senior Vice President
Colorado State Bank and Trust